Acacia Research Corporation

4 Park Plaza, Suite 550

Irvine, California 92614

November 19, 2020

SUBMITTED VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan

Re:	Acacia Research Corporation Acceleration Request
Registration Statement on Form S-3 (File No. 333-249984)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 P.M. Eastern Time on November 23, 2020.

Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Mark L. Skaist, an attorney with the undersigned’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4117 or via email at mskaist@sycr.com.

Sincerely,

ACACIA RESEARCH CORPORATION

/s/ Clifford Press

Clifford Press
Chief Executive Officer

cc:

Acacia Research Corporation

Richard Rosenstein, Chief Financial Officer

Stradling Yocca Carlson & Rauth, P.C.

Mark L. Skaist, Esq.

Ryan C. Wilkins, Esq.

Peter Hong, Esq.